EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Incorporation
8x8 Europe SARL	France
8x8 (Hong Kong) Limited	China
Netergy Microelectronics, Inc.	California, USA
Netergy Networks Canada Holding Company	Delaware, USA
UForce Holding Company	Delaware, USA
Visit, Inc.	California, USA